Exhibit 99.1

Immediate Report of the Creation of Dormant Shares in the Corporation's Issued
Share Capital, a Change to their Number or to the Identity of their Holder
Section 31(b) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

We hereby report that on 4th, 7th, 9th, 15th, 16th, 17th, 18th, 21st, 22nd, 24th and 25th December 2008 there was a change in the number of the dormant shares in the Corporation’s capital.

The name of the holder of the dormant shares: Scailex Corporation Ltd.

Identity type and number: identity number with the Israeli Registrar of Companies: 520031808

Nationality / country of incorporation or registration: incorporated in Israel

Name of share: Scailex Stock Exchange security no. 1082353

The change was made by way of: purchase

The date on which the transaction was made:3rd, 4th, 8th, 14th, 15th, 16th, 17th, 18th, 21st and 23rd December 2008

The quantity of shares involved in the change: 85, 162+

The purchase was made: in the course of trading on the Stock Exchange.

The number of dormant shares that were held by the holder before the change was: 6,246,604

The number of dormant shares that are held by the holder after the change is: 6,331,766

The percentage of the Corporation’s issued share capital that is held after the change by the holder of the dormant shares is: 14.53%

The percentage voting power in the Corporation that is held after the change by the holder of the dormant shares is: 0%

The total financial consideration for the change is: 2,200,365.23 (NIS)

The number of shares included in the Corporation’s authorised capital: 60,000,000

The number of shares included in the Corporation’s issued and paid-up share capital: 43,579,388

The number of dormant shares included in the Corporation’s issued and paid-up share capital is 6,331,766 of which 6,331,766 do not vest voting rights and 6,331,766 do not vest rights to receive dividend.